UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: March 15, 2018	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts: In Taiwan Dr. G.S. Shen ChipMOS TECHNOLOGIES INC. +886-3-5668877 g.s._shen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS FOURTH QUARTER AND FULL YEAR 2017 RESULTS

Full Year 2017 Highlights (as compared to the Full Year 2016):

•	Net Revenue at US$605.3 Million Compared to US$620.4 Million

•	Gross Profit of US$109.2 Million Compared to US$122.9 Million

•	Gross Margin at 18.0% Compared to 19.8%

•	Net Earnings of US$2.36 Per Diluted ADS Compared to US$1.19 Per Diluted ADS; Net Earnings of US$0.12 Per Diluted Common Share Compared to US$0.06 Per Diluted Common Share

•	Generated US$160.4 Million Cash from Operations in 2017

•	Ended 2017 with Cash and Cash Equivalents Balance of US$271.1 Million After Distributing Cash (Including Cash Dividend and Capital Surplus) of US$28.9 Million to Shareholders; and Investing US$158.7 Million in CapEx in 2017

•	Completed ChipMOS Shanghai Equity Interest Transfer to Tsinghua Unigroup Led Strategic Investors, and Recently Completed Capital Injections.

Hsinchu, Taiwan - 03/15/2018 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2017. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$29.64 against US$1.00 as of December 29, 2017.

All the figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“Taiwan-IFRS”). In March 2017, the Company completed the sale and transfer of 54.98% equity interests of its former wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD. (“ChipMOS Shanghai”) to Tsinghua Unigroup led investors (“Strategic Investors”). Under Taiwan-IFRS, starting in Q1 2017 the revenue generated by ChipMOS Shanghai is no longer included in the Company’s consolidated revenue. The Company, however, recognizes 45.02% of the net income generated from ChipMOS Shanghai on an ongoing basis. Revenue from ChipMOS Shanghai has been excluded from all periods indicated.

Net revenue for the fourth quarter of 2017 was NT$4,408.2 million or US$148.7 million, a decrease of 0.5% from NT$4,431.1 million or US$149.5 million in the third quarter of 2017 and a decrease of 5.5% from NT$4,667.1 million or US$157.5 million for the same period in 2016. Net profit attributable to equity holders of the Company for the fourth quarter of 2017 was NT$163.0 million or US$5.5 million, and NT$0.19 or US$0.01 per basic common share and NT$0.19 or US$0.01 per diluted common share, as compared to net profit attributable to equity holders of the Company for the third quarter of 2017 of NT$162.0 million or US$5.5 million, and NT$0.19 or US$0.01 per basic common share and NT$0.19 or US$0.01 per diluted common share, and compared to net profit attributable to equity holders of the Company in the fourth quarter of 2016 of NT$613.9 million or US$20.7 million, and NT$0.72 or US$0.02 per basic common share and NT$0.72 or US$0.02 per diluted common share.

Net revenue for the fiscal year ended December 31, 2017 was NT$17,940.8 million or US$605.3 million, a decrease of 2.4% from NT$18,387.6 million or US$620.4 million for the fiscal year ended December 31, 2016. Net profit attributable to equity holders of the Company for the fiscal year ended December 31, 2017 was NT$3,026.5 million or US$102.1 million, and NT$3.57 or US$0.12 per basic and NT$3.50 or US$0.12 per diluted common share, compared to net profit attributable to equity holders of the Company for the fiscal year ended December 31, 2016 was NT$1,532.3 million or US$51.7 million, and NT$1.78 or US$0.06 per basic and NT$1.76 or US$0.06 per diluted common share.

S.J. Cheng, Chairman and President of ChipMOS, said, “We are pleased that we were able to achieve revenue in Q4 flat with Q3, despite the continued headwinds in our business, including the lower allocation from our largest DRAM customer, product mix changes in our Niche DRAM business and demand softness for gold bumping services. Our ability to offset the pressure was due to the customer, business and geographic diversification strategy we have been executing for the past few years. As a result, we benefitted from growth in DDIC demand, which is being led by higher driver demand from smartphone customers and stable demand from 4K TV customers. We are also encouraged by strong demand for our NOR Flash business, led by wafer test services, which has resulted in NOR wafer test capacity being fully utilized. Overall, we are optimistic for 2018 and expect to benefit from an increased revenue contribution from higher growth markets, including Automotive and Industrial, 3D optical sensing, TDDI, OLED, and 12 inch fine pitch chip on film (“COF”). Many of these growth opportunities are related to mobile devices, including 18:9 screens and new smartphone models featuring bezel-less panels, along with tablets, and wearable devices. By offering tailored, reliable turnkey solutions that integrate wafer bumping and assembly, with leading edge OSAT services ChipMOS is positioned to drive growth in revenue and profitability capable of building further Shareholder value in 2018 and beyond.”

Silvia Su, Senior Director of Finance and Accounting, commented, “We exited 2017 in a very strong competitive and financial position, with net earnings of US$2.36 per diluted ADS or net earnings of US$0.12 per diluted common share. Our core business remains healthy led by our diversification efforts. Our geographic diversification strategy further enhanced our competitive position and long-term growth potential. Importantly, we generated US$160.4 million cash from operations in 2017, ending 2017 with a cash and cash equivalents balance of US$271.1 million. This is after we distributed cash (including cash dividend and capital surplus) of US$28.9 million to shareholders, and invested US$158.7 million in CapEx during 2017. We continue to make significant progress in our efforts to increase return on investment and shareholder value, with catalysts in 2017 including the completion of the sale and transfer of 54.98% equity interests of ChipMOS TECHNOLOGIES (Shanghai) LTD. to Tsinghua Unigroup led strategic investors, and funding of the manufacturing facility. We will maintain a prudent CapEx strategy in 2018 as we continue to support our customers’ efforts in existing program areas and in new, high potential growth markets where we can further leverage ChipMOS’s technical expertise, geographic footprint and financial strength.”

Selected Operations Data

	4Q17		4Q16		FY17		FY16
Revenue by segment
Testing		26.6%		26.6%		27.0%		24.9%
Assembly		26.0%		31.8%		29.3%		32.0%
LCD Driver		29.8%		24.6%		26.7%		26.8%
Bumping		17.6%		17.0%		17.0%		16.3%

CapEx	US$	35.6 million	US$	32.5 million	US$	158.7 million	US$	105.4 million
Testing		7.4%		21.2%		17.8%		24.7%
Assembly		19.2%		23.5%		14.0%		17.7%
LCD Driver		67.3%		13.5%		55.6%		29.2%
Bumping		6.1%		41.8%		12.6%		28.4%

Depreciation and amortization expenses	US$	26.3 million	US$	23.6 million	US$	97.8 million	US$	104.2 million

Utilization by segment
Testing		79%		81%		79%		70%
Assembly		62%		67%		66%		64%
LCD Driver		85%		79%		85%		77%
Bumping		66%		68%		69%		68%
Overall		74%		74%		75%		70%

Condensed consolidated statements of cash flows	Year ended Dec. 31, 2017	Year ended Dec. 31, 2016
	US$ million	US$ million
Net cash generated from (used in) operating activities	160.4	124.4
Net cash generated from (used in) investing activities	(109.9)	(166.9)
Net cash generated from (used in) financing activities	(34.2)	(108.8)
Net increase (decrease) in cash and cash equivalents	16.3	(151.3)
Effect of exchange rate changes on cash	(0.6)	(2.5)
Cash and cash equivalents at beginning of period	255.4	409.2
Cash and cash equivalents at end of period	271.1	255.4

Investor Conference Call / Webcast Details

ChipMOS will host two conference calls on Thursday, March 15, 2018 to discuss the Company’s financial results for the fourth quarter and full year of 2017.

1.	Date: Thursday, March 15, 2018
Time: 4:00PM Taiwan (4:00AM New York)
Dial-In: +886-2-21928016
Password: 387437#
Replay Starting 2 Hours After Live Call Ends: www.chipmos.com.tw
Language: Mandarin

2.	Date: Thursday, March 15, 2018
Time: 7:00PM Taiwan (7:00AM New York)
Dial-In: +1-201-689-8562
Password: 13676518
Replay Starting 2 Hours After Live Call Ends: +1-412-317-6671, with ID 13676518
Webcast of Live Call and Replay: www.chipmos.com
Language: English

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. ChipMOS along with strategic investors, also owns an advanced facility in Shanghai.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

About Non-Generally Accepted Accounting Principles (“Non-GAAP”) Financial Measures

To supplement the consolidated financial results presented in accordance with the Taiwan-IFRS, ChipMOS uses non-GAAP free cash flow, non-GAAP earnings before interest, taxes, depreciation and amortization (“EBITDA”) and non-GAAP net debt to equity ratio in this press release. The non-GAAP free cash flow represents operating profit plus depreciation, amortization and interest income and less capital expenditures, predecessors’ interests, interest expenses, income tax expense and dividend. The non-GAAP EBITDA represents operating profit plus depreciation and amortization. The non-GAAP net debt to equity ratio represents the ratio of net debt, the sum of debt less cash and cash equivalent, divided by equity attributable to equity holders of the Company. These non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the Taiwan-IFRS.

ChipMOS considers the use of non-GAAP free cash flow, non-GAAP EBITDA and non-GAAP net debt to equity ratio provides useful information to management to manage the Company’s business and make financial and operational decisions and also to the investors to understand and evaluate the Company’s business and operating performance. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this press release.

- FINANCIAL TABLES FOLLOW BELOW -

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and the Year Ended Dec. 31, 2017 and Dec. 31, 2016

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Weighted Average Shares Outstanding

	3 months ended		Year ended
	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016
	USD	USD	USD	USD
Revenue (2)	148.7	157.5	605.3	620.4
Cost of revenue	(123.4)	(125.0)	(496.1)	(497.5)

Gross profit	25.3	32.5	109.2	122.9

Research and development expenses	(8.0)	(6.9)	(33.2)	(28.3)
Sales and marketing expenses	(0.5)	(0.6)	(2.2)	(2.5)
General and administrative expenses	(3.9)	(7.9)	(21.6)	(27.7)
Other operating income (expenses), net	(1.6)	0.1	23.4	3.0

Operating profit	11.3	17.2	75.6	67.4

Non-operating income (expenses), net	(4.1)	6.0	(24.4)	(10.0)

Profit (loss) before tax	7.2	23.2	51.2	57.4

Income tax benefit (expense)	(1.7)	4.1	(10.3)	(11.9)

Profit from continuing operations	5.5	27.3	40.9	45.5

Profit (loss) from discontinued operations	—	(0.7)	61.2	(4.1)

Profit (loss) for the period	5.5	26.6	102.1	41.4

Attributable to:
Equity holders of the Company – continuing operations	5.5	21.4	40.9	55.8
Equity holders of the Company – discontinued operations	—	(0.7)	61.2	(4.1)
Predecessors’ interests under common control	—	5.9	—	(10.3)

	5.5	26.6	102.1	41.4

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

For the Three Months and the Year Ended Dec. 31, 2017 and Dec. 31, 2016

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Weighted Average Shares Outstanding

	3 months ended		Year ended
	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016
	USD	USD	USD	USD
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	0.1	(1.2)	(7.8)	(6.7)
Profit (loss) on remeasurements of defined benefit plans	1.7	(1.5)	1.7	(1.5)
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method	0.0	0.0	0.0	—
Income tax effect	(0.3)	0.3	(0.3)	0.2

Total other comprehensive income (loss)	1.5	(2.4)	(6.4)	(8.0)

Total comprehensive income (loss)	7.0	24.2	95.7	33.4

Attributable to:
Equity holders of the Company – continuing operations	7.0	20.4	44.2	54.4
Equity holders of the Company – discontinued operations	—	(2.1)	51.5	(10.7)
Predecessors’ interests under common control	—	5.9	—	(10.3)

	7.0	24.2	95.7	33.4

Earnings (loss) per share attributable to the Company - basic	0.01	0.02	0.12	0.06

Earnings (loss) per ADS equivalent – basic	0.13	0.49	2.41	1.20

Weighted average shares outstanding (in thousands) - basic	849,571	848,233	846,686	859,644

Profit (loss) attributable to the Company - diluted	5.5	20.7	102.1	51.7

Earnings (loss) per share attributable to the Company - diluted	0.01	0.02	0.12	0.06

Earnings (loss) per ADS equivalent - diluted	0.13	0.49	2.36	1.19

Weighted average shares outstanding (in thousands) - diluted	854,606	852,528	865,795	866,801

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$29.64 against US$1.00 as of Dec. 29, 2017. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	In March 2017, the Company completed the sale and transfer of 54.98% equity interests of its former wholly-owned subsidiary ChipMOS Shanghai to Strategic Investors. Under Taiwan-IFRS, starting in Q1 2017 the revenue generated by ChipMOS Shanghai is no longer included in the Company’s consolidated revenue. The Company, however, recognizes 45.02% of the net income generated from ChipMOS Shanghai on an ongoing basis.

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and the Year Ended Dec. 31, 2017 and Dec. 31, 2016

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Weighted Average Shares Outstanding

	3 months ended		Year ended
	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016
	NTD	NTD	NTD	NTD
Revenue (1)	4,408.2	4,667.1	17,940.8	18,387.6
Cost of revenue	(3,658.9)	(3,705.5)	(14,703.7)	(14,745.5)

Gross profit	749.3	961.6	3,237.1	3,642.1

Research and development expenses	(237.6)	(203.3)	(985.9)	(838.9)
Sales and marketing expenses	(14.7)	(17.7)	(64.4)	(72.9)
General and administrative expenses	(116.6)	(233.5)	(639.8)	(822.0)
Other operating income (expenses), net	(45.7)	3.3	692.9	90.3

Operating profit	334.7	510.4	2,239.9	1,998.6

Non-operating income (expenses), net	(122.8)	177.0	(724.4)	(298.1)

Profit (loss) before tax	211.9	687.4	1,515.5	1,700.5

Income tax benefit (expense)	(49.7)	121.4	(303.9)	(352.1)

Profit from continuing operations	162.2	808.8	1,211.6	1,348.4

Profit (loss) from discontinued operations	0.8	(20.4)	1,814.9	(122.1)

Profit (loss) for the period	163.0	788.4	3,026.5	1,226.3

Attributable to:
Equity holders of the Company – continuing operations	162.2	634.3	1,211.6	1,654.4
Equity holders of the Company – discontinued operations	0.8	(20.4)	1,814.9	(122.1)
Predecessors’ interests under common control	—	174.5	—	(306.0)

	163.0	788.4	3,026.5	1,226.3

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

For the Three Months and the Year Ended Dec. 31, 2017 and Dec. 31, 2016

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Weighted Average Shares Outstanding

	3 months ended		Year ended
	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016
	NTD	NTD	NTD	NTD
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	3.6	(34.5)	(232.7)	(200.3)
Profit (loss) on remeasurements of defined benefit plans	50.8	(43.4)	50.8	(43.4)
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method	0.6	—	0.6	—
Income tax effect	(8.6)	7.4	(8.6)	7.3

Total other comprehensive income (loss)	46.4	(70.5)	(189.9)	(236.4)

Total comprehensive income (loss)	209.4	717.9	2,836.6	989.9

Attributable to:
Equity holders of the Company – continuing operations	208.6	605.0	1,309.3	1,614.0
Equity holders of the Company –discontinued operations	0.8	(61.6)	1,527.3	(318.1)
Predecessors’ interest under common control	—	174.5	—	(306.0)

	209.4	717.9	2,836.6	989.9

Earnings (loss) per share attributable to the Company - basic	0.19	0.72	3.57	1.78

Earnings (loss) per ADS equivalent - basic	3.84	14.47	71.49	35.65

Weighted average shares outstanding (in thousands) - basic	849,571	848,233	846,686	859,644

Profit (loss) attributable to the Company - diluted	163.0	613.9	3,026.5	1,532.3

Earnings (loss) per share attributable to the Company - diluted	0.19	0.72	3.50	1.76

Earnings (loss) per ADS equivalent - diluted	3.81	14.40	69.91	35.36

Weighted average shares outstanding (in thousands) - diluted	854,606	852,528	865,795	866,801

Note:

(1)	In March 2017, the Company completed the sale and transfer of 54.98% equity interests of its former wholly-owned subsidiary ChipMOS Shanghai to Strategic Investors. Under Taiwan-IFRS, starting in Q1 2017 the revenue generated by ChipMOS Shanghai is no longer included in the Company’s consolidated revenue. The Company, however, recognizes 45.02% of the net income generated from ChipMOS Shanghai on an ongoing basis.

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of Dec. 31, Sep. 30, 2017, and Dec. 31, 2016

Figures in Millions of U.S. dollars (USD) (1)

	Dec. 31, 2017	Sep. 30, 2017	Dec. 31, 2016
	USD	USD	USD
ASSETS
Current assets
Cash and cash equivalents	271.1	292.4	255.4
Accounts and notes receivable, net	135.5	136.2	139.7
Inventories	65.1	64.5	63.4
Non-current assets held for sale, net	—	—	104.8
Other current financial assets	—	2.4	0.1
Other current assets	7.4	12.3	6.7

Total current assets	479.1	507.8	570.1

Non-current assets
Non-current financial assets carried at cost	0.7	0.7	0.3
Investments accounted for using equity method	115.8	116.8	12.5
Property, plant & equipment	515.0	505.8	455.4
Other non-current assets	11.5	9.6	17.6

Total non-current assets	643.0	632.9	485.8

Total assets	1,122.1	1,140.7	1,055.9

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Short-term bank loans	32.7	26.5	—
Accounts payable and payables to contractors and equipment suppliers	47.3	51.1	46.4
Liabilities directly related to non-current assets held for sale	—	—	19.8
Long-term bank loans, current portion	72.3	72.3	35.8
Long-term lease obligations payable, current portion	0.4	0.4	0.4
Other current liabilities	72.4	63.2	54.9

Total current liabilities	225.1	213.5	157.3

Non-current liabilities
Long-term bank loans	253.0	289.3	326.9
Long-term lease obligations payable	0.6	0.7	1.0
Other non-current liabilities	22.9	24.3	21.6

Total non-current liabilities	276.5	314.3	349.5

Total liabilities	501.6	527.8	506.8

EQUITY
Capital stock – common stock	299.0	299.1	299.3
Capital surplus	212.1	212.3	232.4
Retained earnings	143.0	136.0	48.1
Other equity interest	0.4	(0.5)	3.3
Treasury stock	(34.0)	(34.0)	(34.0)

Equity attributable to equity holders of the Company	620.5	612.9	549.1

Total equity	620.5	612.9	549.1

Total liabilities and equity	1,122.1	1,140.7	1,055.9

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$29.64 against US$1.00 as of Dec. 29, 2017. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of Dec. 31, Sep. 30, 2017, and Dec. 31, 2016

Figures in Millions of NT dollars (NTD)

	Dec. 31, 2017	Sep. 30, 2017	Dec. 31, 2016
	NTD	NTD	NTD
ASSETS
Current assets
Cash and cash equivalents	8,035.7	8,666.9	7,571.4
Accounts and notes receivable, net	4,015.8	4,038.7	4,140.2
Inventories	1,929.2	1,911.2	1,878.0
Non-current assets held for sale, net	—	—	3,105.1
Other current financial assets	—	70.7	1.6
Other current assets	220.3	364.2	199.7

Total current assets	14,201.0	15,051.7	16,896.0

Non-current assets
Non-current financial assets carried at cost	20.9	20.9	10.0
Investments accounted for using equity method	3,433.3	3,461.8	369.3
Property, plant & equipment	15,265.3	14,992.3	13,497.2
Other non-current assets	339.4	284.1	523.5

Total non-current assets	19,058.9	18,759.1	14,400.0

Total assets	33,259.9	33,810.8	31,296.0

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Short-term bank loans	969.4	783.8	—
Accounts payable and payables to contractors and equipment suppliers	1,401.4	1,515.8	1,375.4
Liabilities directly related to non-current assets held for sale	—	—	587.6
Long-term bank loans, current portion	2,143.2	2,142.6	1,062.3
Long-term lease obligations payable, current portion	11.8	11.6	11.3
Other current liabilities	2,144.8	1,873.4	1,627.9

Total current liabilities	6,670.6	6,327.2	4,664.5

Non-current liabilities
Long-term bank loans	7,498.9	8,574.5	9,687.7
Long-term lease obligations payable	18.0	21.1	29.3
Other non-current liabilities	679.1	720.5	641.0

Total non-current liabilities	8,196.0	9,316.1	10,358.0

Total liabilities	14,866.6	15,643.3	15,022.5

EQUITY
Capital stock – common stock	8,863.0	8,864.1	8,869.7
Capital surplus	6,288.3	6,292.6	6,888.8
Retained earnings	4,237.9	4,032.4	1,424.6
Other equity interest	11.7	(14.0)	98.0
Treasury stock	(1,007.6)	(1,007.6)	(1,007.6)

Equity attributable to equity holders of the Company	18,393.3	18,167.5	16,273.5

Total equity	18,393.3	18,167.5	16,273.5

Total liabilities and equity	33,259.9	33,810.8	31,296.0

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(Figures in Millions of U.S. dollars (USD))

The table below sets forth a reconciliation of our operating profit to non-GAAP free cash flow for the periods indicated:

	Three months ended
	Dec. 31, 2017	Sep. 30, 2017	Dec. 31, 2016
	USD	USD	USD
Operating profit	11.3	13.6	17.2
Add: Depreciation	26.3	25.1	23.6
Interest income	0.5	0.4	0.3
Less: Capital expenditures	(35.6)	(37.7)	(32.5)
Predecessors’ interests under common control	—	—	(5.9)
Interest expense	(1.6)	(1.6)	(1.3)
Income tax expense	(1.7)	(2.1)	4.1
Dividend	—	(28.9)	(60.5)

Non-GAAP free cash flow	(0.8)	(31.2)	(55.0)

The table below sets forth a reconciliation of our operating profit to non-GAAP EBITDA for the periods indicated:

	Three months ended
	Dec. 31, 2017	Sep. 30, 2017	Dec. 31, 2016
	USD	USD	USD
Operating profit	11.3	13.6	17.2
Add: Depreciation	26.3	25.1	23.6

Non-GAAP EBITDA	37.6	38.7	40.8

The table below sets forth a calculation of our non-GAAP net debt to equity ratio for the periods indicated:

	Dec. 31, 2017	Sep. 30, 2017	Dec. 31, 2016
	USD	USD	USD
Short-term bank loans	32.7	26.5	—

Long-term bank loans (including current portion)	325.3	361.6	362.7
Long-term lease obligations payable (including current portion)	1.0	1.1	1.4
Less: Cash and cash equivalents	(271.1)	(292.4)	(255.4)

Net debt	87.9	96.8	108.7

Equity attributable to equity holders of the Company	620.5	612.9	549.1

Net debt to equity ratio	14.2%	15.8%	19.8%